UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	On July 22, 2015, the Company announced its financial results for the quarter ended June 30, 2015. Saurabh Dhoot, Executive Chairman of the Company, along with senior management and directors, will host two conference calls scheduled for July 23, 2015 to discuss the quarter results.

Videocon d2h Limited

Quarter Ended June 30, 2015

Earnings Release

Subscription revenue grew 32.2% year on year to INR 5.99 billion

Adjusted EBITDA1 grew 28.3% year on year to INR 1.90 billion (US$ 30.4 million)2

Gross subscriber base stands at 13.70 million and net subscriber base at 10.64 million

Market leader in India for 4 consecutive years based on gross and net subscriber additions

Mumbai, July 22, 2015 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended June 30, 2015. The Company management, led by Saurabh Dhoot, Executive Chairman, will hold two conference calls to discuss the results on July 23, 2015.

Key highlights for the quarter ended June 30, 2015:

•	Subscription revenue grew 32.2% year on year to INR 5.99 billion;

•	Revenue from operations grew 23.3% year on year to INR 6.63 billion;

•	Adjusted EBITDA grew 28.3% year on year to INR 1.90 billion;

•	Adjusted EBITDA margin expanded by 110 basis points year on year to 28.7% despite content cost increases;

•	ARPU grew 9.6% year on year to INR 205

•	Gross and net subscribers increased by 0.61 million and 0.46 million subscribers, respectively;

•	Closing gross subscribers at 13.70 million and net subscribers base at 10.64 million; and

•	Churn came in at 0.46% per month

Commenting on the results, Mr. Dhoot said “We are pleased to declare a strong set of results for the quarter ended June 30, 2015 and are on track to achieve the guidance provided for fiscal 2016. With a strong subscriber growth outlook, DTH sector gaining market share over cable and an improving ARPU scenario; we believe we are just at the beginning of a multi-year strong growth opportunity.

I am happy to share that we recently set up an advertising team to sell ad inventory on our own proprietary channels. We are beginning to see an encouraging response from multiple advertisers. During the quarter, we added three of our own proprietary channels, namely, d2h nursery rhymes, d2h Cinema HD and another music channel. We also launched three Active services, namely, Active Kids, Active Games and Active Learning in this quarter. These are beginning to get traction from our customers.”

Speaking on the growth outlook for the Company, Mr. Anil Khera, CEO of Videocon d2h, said “We believe around 100 mn homes will be up for grabs by digital cable and DTH operators in the next 4-5 years. DTH should gain higher market share in Phase III and IV of the Government of India digitization plan in comparison to the prior phases. We are excited and prepared to take on the significant subscriber growth opportunity ahead of us, as we approach the Phase III digitization deadline. While actual implementation could take time, we continue to believe the government has a strong intent to switch off analog cable as per the plan.”

[1]	Adjusted EBITDA is calculated after accounting for impact of the Videocon d2h Employees Stock Option Scheme 2014 (“ESOP Plan 2014”) amounting to Rs29.44 million
[2]	This is assuming exchange rate of 1US$ to INR at 62.59.

The Company continues to be the fastest growing Pay TV operator in India, with roughly 20% of the DTH net subscriber market share as on March 31, 2015 up from nine percent four years ago. The Company continues to see a pick-up in its High-definition (“HD”) subscriber base. The Company’s HD subscriber base represents almost 10% of the total net subscriber base.

Following the NASDAQ listing, Harry Sloan and Jeff Sagansky are awaiting the regulatory approvals to join the board of directors of Videocon d2h.

During the quarter, Videocon d2h re-appointed Ernst & Young LLP, India as internal auditors for Fiscal 2016 to support in performing internal audit and testing of internal controls over financial reporting for Videocon d2h. This will help the Company strengthen internal financial and accounting controls and procedures to enable it to produce financial statements on a timely basis, in line with international best practices.

Financial Summary (Unaudited)

	(In INR million, unless otherwise indicated)
	Q1FY15	Q1FY16	% growth
Key financial metrics
Revenue from operations	5,375	6,628	23.3%
Subscription revenue	4,535	5,994	32.2%
Adjusted EBITDA (1)	1,483	1,903	28.3%
Adjusted EBITDA margin (%)	27.6%	28.7%
Net loss	(558)	(244)	56.3%
Content cost (% of revenue)	32.7%	37.0%
Key operating metrics
Gross subscribers (million)	11.21	13.70	22.2%
Net subscribers (million)	9.09	10.64	17.1%
Churn (%)	0.42%	0.46%

(1)	Adjusted EBITDA is calculated after accounting for impact of the Videocon d2h Employees Stock Option Scheme 2014 (“ESOP Plan 2014”) amounting to Rs.29.44 million.

The Company achieved strong subscription revenue growth of 32.2% year on year to INR 5.99 billion in Q1FY16 as compared to INR4.54 billion in Q1FY15, primarily due to increased net subscribers and ARPU growth. Revenue from operations grew 23.3% year on year to INR 6.63 billion. Cost of acquiring a subscriber in form of hardware subsidy was INR 1793 per subscriber during the quarter.

Videocon d2h achieved Adjusted EBITDA of INR 1.90 billion for Q1FY16 as against INR 1.48 billion for Q1FY15, a growth of 28.3%. EBITDA margin expanded 110 basis points year on year to 28.7%, despite significant increase in content costs as a percentage of revenue. The Company began operating under the new long term content agreements in the second half of fiscal 2015.

Net loss for the year came in at INR 244 million, a 56.3% improvement over Q1FY15.

The Company added 0.61 million gross subscribers and 0.46 million net subscribers in Q1FY16. Gross subscribers totaled 13.70 million and net subscribers totaled 10.64 million at end Q1FY16. Churn came in at 0.46% for the quarter as compared to 0.42% in Q1FY15.

Earnout

Pursuant to the Contribution Agreement between Silver Eagle Acquisition Corp. and the Company dated December 31, 2014, as amended (the “Contribution Agreement”), our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement. In the event that the Company issues shares pursuant to the Earnout by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and in the Articles of Association of the Company such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise. Further, subject to similar stock price performance targets, Mr. Saurabh Dhoot is also entitled to receive certain equity shares of the Company.

The Initial Performance Hurdle is achieved if the last sales price of the Videocon d2h ADSs on NASDAQ (converted into Indian rupees on each such day at the Indian Rupee/U.S. Dollar Exchange Rate on such date) for 20 trading days in a 30-trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, March 31, 2015).

The board of directors of the Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied.

Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied.

Accordingly, the board of directors of the Company has approved, subject to approval of Ministry of Information and Broadcasting and such other approvals and consents as may be required under the applicable regulations, the issuance of 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company. Further, Mr. Saurabh Dhoot also becomes entitled to receive 1,400,000 (equivalent to 350,000 ADSs) equity shares of the Company.

Capital Structure and Balance Sheet

Post-the issue of ADSs and shares relating to the first earn-out, the Company will have 421.8 million equity shares outstanding which is equivalent to 105.45 million American Depository Shares.

As of June 30, 2015, we had gross debt of Rs. 25.42 billion and total cash and short term investments of Rs, 9.81 billion.

Results conference calls dial-in details

	Call #1	Call #2
Date	July 23, 2015	July 23, 2015

Time	11:00 am India time	6:30 pm India time
	1:30 pm HK time	9:00 pm HK time
	6:30 am UK time	2:00 pm UK time
	1:30 am NYC time	9:00 am NYC time

Dial in details
India	+91 22 3960 0692 / +91 22 6746 5992	+91 22 3960 0692 / +91 22 6746 5992
Hong Kong	+852 5808 2465	+852 5808 2465
Singapore	800 120 6433 / 800 101 1977	800 120 6433 / 800 101 1977
USA	1 877 271 3944 / 1 877 808 8402	1 877 271 3944 / 1 877 808 8402
UK	0 808 168 6453 / 0 808 101 1132	0 808 168 6453 / 0 808 101 1132
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322	+91 22 3065 2322
Playback ID	50732	88143

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Detailed Q1FY16 financial results (unaudited) are available on the SEC website and our own website: www.videocond2h.com

Investor relations contact:

India - Nupur Agarwal

nupur.agarwal@d2h.com

US - James Graf

jgraf@geacq.com

PR contact:

Jeff Pryor

jeff@prioritypr.net

Videocon d2h Limited

I	Earnings Release (Unaudited) for the quarter ended June 30, 2015

				in million
	For the quarter ended - (Unaudited)			Year Ended (Audited)
Particulars	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015

INCOME
Revenue from operations	6,627.82	6,252.80	5,374.93	23,377.08

	6,627.82	6,252.80	5,374.93	23,377.08
EXPENSE
Operating expense	3,790.71	3,636.82	3,089.81	13,853.05
Employee benefits expense	308.61	285.03	243.75	1,023.28
Administration and other expenses	145.79	253.09	126.75	688.04
Selling and distribution expenses	509.15	460.79	431.58	1,856.32
Depreciation, amortization and impairment	1,427.02	1,409.73	1,245.13	5,286.82

Total Expenses	6,181.28	6,045.46	5,137.02	22,707.51

Profit / (Loss) from operations	446.54	207.34	237.91	669.57
Finance (costs) / Finance Income (Net)	(765.20)	(1,300.86)	(1,045.12)	(4,614.22)
Other Income	12.05	(0.76)	0.19	0.08

Profit / (loss) before tax	(306.61)	(1,094.28)	(807.02)	(3,944.57)

Income tax expense
Current tax	—	—	—	—
Deferred tax	(62.67)	(336.91)	(249.45)	(1,217.93)

Profit / (Loss) after tax	(243.94)	(757.37)	(557.57)	(2,726.64)

Basic and Diluted earnings per share	(0.62)	(3.12)	(2.30)	(11.25)

Non-GAAP Measures

Earnings before interest, tax and depreciation & amortization (EBITDA)				in million
	For the quarter ended - (Unaudited)			Year Ended (Audited)
Particulars	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
Profit / (Loss) after tax	(243.94)	(757.37)	(557.57)	(2,726.64)
Income tax expense	(62.67)	(336.91)	(249.45)	(1,217.93)

Profit / (Loss) before tax	(306.61)	(1,094.28)	(807.02)	(3,944.57)
Exceptional item (net of tax)	—	—	—	—

Profit / (loss) before exceptional item and tax	(306.61)	(1,094.28)	(807.02)	(3,944.57)
Finance costs / Finance Income (Net)	765.20	1,300.86	1,045.12	4,614.22
Other Income	(12.05)	0.76	(0.19)	(0.08)

Profit / (Loss) from operations	446.54	207.34	237.91	669.57
Depreciation, amortization and impairment	1,427.02	1,409.73	1,245.13	5,286.82

Earnings before interest, tax and depreciation & amortization (EBITDA)[1]	1,873.56	1,617.07	1,483.04	5,956.39
Employee Share based compensation cost (ESOP 2014)	29.44	29.74	—	29.74
One time security issue expenses	—	105.43	—	105.43
Adjusted Earnings before interest, tax and depreciation & amortization (Adjusted EBITDA) [2]	1,903.00	1,752.24	1,483.04	6,091.56

[1]	EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBIDTA is calculated after factoring in the impact of ESOP Plan 2014 in the quarter ended June 30, 2015. Adjusted EBIDTA for the quarter ended and year ended March 31, 2015 is calculated after factoring in the impact of one off security expenses and ESOP Plan 2014.

II	Key Matrix

	For the quarter ended			Year Ended
	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015

Gross Subscriber Base (in million nos.)	13.70	13.09	11.21	13.09
Net Subscriber Base (in million nos.)	10.64	10.18	9.09	10.18
Incremental Churn (%)	0.46%	0.85%	0.42%	0.80%
ARPU (in Rs.)	205	202	187	196
Content as % of Revenue	37.0%	38.4%	32.7%	36.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director